Exhibit 3.1

AMENDMENT NO. 3 TO THE
AMENDED AND RESTATED
BY-LAWS
of
DGT HOLDINGS CORP.

Dated:  September 21, 2011

The By-Laws of DGT Holdings Corp., a New York corporation (the “Corporation”), are amended as follows, said amendment having been approved by a majority of the directors present at a meeting held on September 21, 2011:

Article II, Section 2, entitled “Annual Meetings” is hereby deleted in its entirety and replaced with the following:

“Section 2. Annual Meetings. The annual meeting of the shareholders of the Corporation for the election of directors and the transaction of such other business as may properly be brought before the meeting shall be held on such date and at such time as the Board of Directors may fix.”

DGT Holdings Corp.

By:	/s/ Mark A. Zorko
	Name:	Mark A. Zorko
	Title:	Secretary and Chief Financial Officer